FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.co[redacted]186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓

Our Ref.: S/7911/94 LTO/kk

06013600

10 MAY 2006

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2006 MAY 18 P 3:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith the following documents pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company"):

(a) circular dated 10 May 2006;
(b) proxy form for annual general meeting; and
(c) notice of annual general meeting.

The above documents have been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

dw 5/19

File No.82-4177

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

RECEIVED 2006 MAY 18 P 3:25 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Proxy form for use at the Annual General Meeting of CHINA RESOURCES ENTERPRISE, LIMITED (the "Company") to be held at 3:30 p.m. on Friday, 2 June 2006 and at any adjournment thereof.

I/We *(note1)* ______________________________

of ______________________________

being the registered holder(s) of ______________ shares *(note 2)* of HK$1.00 each in the capital of the Company, hereby appoint the Chairman of the meeting or *(note 3)* ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

to act as my/our proxy at the Annual General Meeting of the Company to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Friday, 2 June 2006 at 3:30 p.m. and at any adjournment thereof and to vote on my/our behalf as indicated below *(note 4)*.

		FOR *(note 4)*	AGAINST *(note 4)*	AT THE DISCRETION OF PROXY *(note 4)*	ABSTAIN *(note 4)*
1.	To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2005.				
2.	To declare a final dividend.				
3.	(a) To re-elect Mr. Song Lin as Director.				
	(b) To re-elect Mr. Chen Shulin as Director.				
	(c) To re-elect Mr. Keung Chi Wang, Ralph as Director.				
	(d) To re-elect Mr. Kwong Man Him as Director.				
	(e) To re-elect Mr. Houang Tai Ninh as Director.				
	(f) To re-elect Mr. Wang Shuaiting as Director.				
	(g) To re-elect Dr. Li Ka Cheung, Eric as Director.				
	(h) To re-elect Mr. Cheng Mo-chi as Director.				
	(i) To fix the fee for all Directors.				
4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.				
5.	Ordinary Resolution in Item No.5 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to repurchase shares of the Company)				
6.	Ordinary Resolution in Item No.6 of the Notice of Annual General Meeting. (To give a general mandate to the Directors to issue new shares of the Company)				
7.	Ordinary Resolution in Item No.7 of the Notice of Annual General Meeting. (To extend the general mandate to be given to the Directors to issue shares)				

Dated this ______________________ Shareholder's signature: ______________________ *(note 5)*

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. ***IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION.*** **IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO ALLOW YOUR PROXY TO CAST HIS VOTES ON ANY RESOLUTION AT HIS DISCRETION, TICK THE BOX MARKED "AT THE DISCRETION OF PROXY" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, TICK THE BOX MARKED "ABSTAIN" BESIDE THE APPROPRIATE RESOLUTION.** Failure to complete any of the boxes for each item will entitle your proxy to cast his votes on the relevant resolution at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing or in the case of a corporation must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.

華潤創業有限公司
China Resources Enterprise, Limited

(於香港註冊成立的有限公司)

(股份代號：291)

出席華潤創業有限公司(以下簡稱「本公司」)於二零零六年六月二日星期五下午三時三十分舉行之股東週年大會及其任何續會適用之代表委任表格

本人／吾等 *(附註一)* ____________________

地址為 ____________________

為本公司股本中每股面值1.00港元股份共 ____________________ 股 *(附註二)* 之登記持有人，

茲委任大會主席或 *(附註三)* ____________________

地址為 ____________________

或如其未能出席，則委任 ____________________

地址為 ____________________

為本人／吾等之代表人，代表出席本公司於二零零六年六月二日星期五下午三時三十分假座香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會及其任何續會，並代表本人／吾等按如下所示投票。*(附註四)*

		贊成 (附註四)	反對 (附註四)	由代表決定 (附註四)	棄權 (附註四)
一、	省覽及考慮截至二零零五年十二月三十一日止年度經審核之財務報告與董事局及核數師報告。				
二、	宣佈派發末期股息。				
三、	(1) 重選宋林先生為董事。				
	(2) 重選陳樹林先生為董事。				
	(3) 重選姜智宏先生為董事。				
	(4) 重選鄺文謙先生為董事。				
	(5) 重選黃大寧先生為董事。				
	(6) 重選王帥廷先生為董事。				
	(7) 重選李家祥博士為董事。				
	(8) 重選鄭慕智先生為董事。				
	(9) 釐定所有董事之袍金。				
四、	續聘核數師並授權董事局釐定其酬金。				
五、	列於股東週年大會通告內第五項之普通決議案(給與董事局購回本公司股份之一般授權)。				
六、	列於股東週年大會通告內第六項之普通決議案(給與董事局發行本公司股份之一般授權)。				
七、	列於股東週年大會通告內第七項之普通決議案(擴大董事局發行新股份之一般授權)。				

日期：____________________ 股東簽署：____________________ *(附註五)*

附註：

一、 請用正楷填上姓名及地址。

二、 請填上以 閣下名義登記每股面值1.00港元之股份數目。如未有填上股數，則本代表委任表格得被視為與全部以 閣下名義登記之本公司股份有關。

三、 如擬委派大會主席以外之人士為代表，請將「大會主席或」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。**本代表委任表格之每項更改，均須由簽署人簡簽示可。**

四、 **注意： 閣下如欲投票贊成一項決議案，請在有關決議案之「贊成」欄內填上「✓」號。 閣下如欲投票反對一項決議案，請在有關決議案之「反對」欄內填上「✓」號。如 閣下擬准許代表可自行就任何決議案酌情投票，請在有關決議案之「由代表決定」欄內填上「✓」號。如 閣下擬就任何決議案投棄權票，請在有關決議案之「棄權」欄內填上「✓」號。如在每一事項的任何空欄內並無填上任何指示，則 閣下之代表可自行就有關決議案酌情投票。**

五、 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署。如股東為一有限公司，則代表委任表格須加蓋公司印鑑或經由公司負責人或正式授權人親筆簽署。

六、 倘屬聯名登記股份持有人，則任何一位該等人士均可親身或委派代表在任何大會上就該股份投票，猶如其為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議，則僅股東名冊內有關聯名持有人排名首位之出席者方有權就該等股份投票。

七、 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之副本，最遲須於大會舉行時間四十八小時前送達香港灣仔港灣道二十六號華潤大廈39樓本公司註冊辦事處，方為有效。

八、 受委代表毋須為本公司之股東，但須親自出席大會以代表 閣下。

九、 閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票而不受限制。

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Friday, 2 June 2006 at 3:30 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2005.
2. To declare a final dividend.
3. To re-elect retiring Directors and to fix the fees for all Directors.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of the resolution as proposed under items nos.5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the resolution as proposed under item no.6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution as proposed under item no.5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 10 May 2006

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.
2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.
3. With regard to item no.2 in this notice, the Board of Directors of the Company recommends a final dividend of HK$0.25 per ordinary share payable on or about 16 June 2006. The register of members of the Company will be closed from Monday, 29 May 2006 to Friday, 2 June 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 26 May 2006.
4. With regard to item no.3 in this notice, the Board of Directors of the Company proposes that eight retiring Directors, namely Mr. SONG Lin, Mr. CHEN Shulin, Mr. KEUNG Chi Wang, Ralph, Mr. KWONG Man Him, Mr. WANG Shuaiting, Mr. HOUANG Tai Ninh, Dr. LI Ka Cheung, Eric and Mr. CHENG Mo-chi who shall be eligible for re-election, be re-elected as Directors of the Company. Details of these Directors are set out in the appendix II of the circular to shareholders dated 10 May 2006. The Board of Directors of the Company recommends to the shareholders that the Directors' fee for the year ending 31 December 2006 shall be determined at HK$50,000 per annum for each executive and non-executive Director and HK$140,000 per annum for each independent non-executive Director, pro-rated, where appropriate, and payable in December, 2006.

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"THAT:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of the resolution as proposed under items nos.5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the resolution as proposed under item no.6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution as proposed under item no.5 set out in the notice convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 10 May 2006

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. With regard to item no.2 in this notice, the Board of Directors of the Company recommends a final dividend of HK$0.25 per ordinary share payable on or about 16 June 2006. The register of members of the Company will be closed from Monday, 29 May 2006 to Friday, 2 June 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 26 May 2006.

4. With regard to item no.3 in this notice, the Board of Directors of the Company proposes that eight retiring Directors, namely Mr. SONG Lin, Mr. CHEN Shulin, Mr. KEUNG Chi Wang, Ralph, Mr. KWONG Man Him, Mr. WANG Shuaiting, Mr. HOUANG Tai Ninh, Dr. LI Ka Cheung, Eric and Mr. CHENG Mo-chi who shall be eligible for re-election, be re-elected as Directors of the Company. Details of these Directors are set out in the appendix II of the circular to shareholders dated 10 May 2006. The Board of Directors of the Company recommends to the shareholders that the Directors' fee for the year ending 31 December 2006 shall be determined at HK$50,000 per annum for each executive and non-executive Director and HK$140,000 per annum for each independent non-executive Director, pro-rated, where appropriate, and payable in December, 2006.

As at that date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Xie Shengxi and Mr. Wang Shuaiting. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka-Cheung, Eric and Mr. Cheng Mo Chi.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in China Resources Enterprise, Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

The notice convening the annual general meeting of China Resources Enterprise, Limited to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Friday, 2 June 2006 at 3:30 p.m. is set out on pages 15 to 18 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the annual general meeting. Completion of the proxy form and its return will not preclude you from attending and voting at the annual general meeting if you so wish.

Hong Kong, 10 May 2006

In this document, the following expressions have the following meanings unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Friday, 2 June 2006 at 3:30 p.m., notice of which is set out on pages 15 to 18 of this circular
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance
"Companies Ordinance"	the Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	8 May 2006, being the latest practicable date prior to the printing of this document
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company to repurchase Shares during the period as set out in the Repurchase Resolution up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Resolution
"Repurchase Resolution"	the ordinary resolution to be passed as referred to in item no.5 of the notice of the Annual General Meeting
"Securities and Futures Ordinance"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$1.00 each in the share capital of the Company
"Share Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listing of their own securities on the Stock Exchange

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers and Share Repurchases
"HK$"	Hong Kong dollar
"%"	per cent

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

Directors:
Executive Directors:
SONG Lin *(Chairman)*
CHEN Shulin *(Managing Director)*
KEUNG Chi Wang, Ralph *(Deputy Managing Director)*
WANG Qun *(Deputy Managing Director)*
LAU Pak Shing *(Deputy Managing Director)*
KWONG Man Him *(Deputy Managing Director)*

Non-executive Directors:
QIAO Shibo
YAN Biao
JIANG Wei
XIE Shengxi
WANG Shuaiting

Independent Non-executive Directors:
CHAN Po Fun, Peter
HOUANG Tai Ninh
LI Ka Cheung, Eric
CHENG Mo-chi

Company Secretary:
LEE Yip Wah, Peter

Registered Office:
39th Floor,
China Resources Building,
26 Harbour Road,
Wanchai,
Hong Kong

Hong Kong, 10 May 2006

To the shareholders,

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND RE-ELECTION OF RETIRING DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 2 June 2005, a general mandate was given to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General Meeting. It is

therefore proposed to seek your approval of the Repurchase Resolution at the Annual General Meeting to give a fresh general mandate to the Directors to exercise the powers of the Company to repurchase Shares. An explanatory statement as required under the Share Repurchase Rules to provide the requisite information of the Repurchase Proposal is set out in Appendix I of this circular.

GENERAL MANDATE TO ISSUE SHARES

It will be proposed at the Annual General Meeting two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding 20% of the issued share capital of the Company at the date of the resolution (i.e. not exceeding 464,868,424 Shares based on the issued share capital of the Company of 2,324,342,120 Shares as at the Latest Practicable Date and assuming that such issued share capital remains the same at the date of passing the resolution) and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of the Repurchase Resolution.

RE-ELECTION OF RETIRING DIRECTORS

As at the Latest Practicable Date, the executive Directors of the Company are Mr. SONG Lin, Mr. CHEN Shulin, Mr. KEUNG Chi Wang, Ralph, Mr. WANG Qun, Mr. LAU Pak Shing and Mr. KWONG Man Him; the non-executive Directors of the Company are Mr. QIAO Shibo, Mr. YAN Biao, Mr. JIANG Wei, Mr. XIE Shengxi and Mr. WANG Shuaiting and the independent non-executive Directors of the Company are Dr. CHAN Po Fun, Peter, Mr. HOUANG Tai Ninh, Dr. LI Ka Cheung, Eric and Mr. CHENG Mo-chi.

Pursuant to article 110 of the articles of association of the Company, Mr. SONG Lin, Mr. CHEN Shulin, Mr. KEUNG Chi Wang, Ralph, Mr. KWONG Man Him, Mr. HOUANG Tai Ninh and Dr. LI Ka Cheung, Eric shall retire from office at the Annual General Meeting and offer themselves for re-election. Pursuant to article 115 of the articles of association of the Company, Mr. WANG Shuaiting and Mr. CHENG Mo-chi shall hold office only until the Annual General Meeting and shall be eligible for re-election at the Annual General Meeting. Details of the retiring Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II of this circular.

ANNUAL GENERAL MEETING

Set out on pages 15 to 18 of this circular is the notice convening the Annual General Meeting.

At the Annual General Meeting, resolutions will be proposed to the shareholders in respect of ordinary business to be considered at the Annual General Meeting, including re-election of retiring Directors, and special business to be considered at the Annual General Meeting, being the Ordinary Resolutions proposed to approve the Repurchase Proposal, the general mandate for Directors to issue new Shares and the extension of the general mandate to issue new Shares.

ACTION TO BE TAKEN

A form of proxy for use at the Annual General Meeting is enclosed with this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the meeting if you so wish.

RIGHT TO DEMAND A POLL

Pursuant to article 60 of the articles of association of the Company, at the Annual General Meeting, resolutions put to the vote of the meeting shall be decided on a show of hands, unless a poll is taken as may from time to time be required under the Listing Rules and/or any other applicable laws and regulations or unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a) the chairman; or

(b) not less than five shareholders present in person or by proxy and having the right to vote at the meeting; or

(c) a shareholder or shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d) a shareholder or shareholders present in person or by proxy holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors believe that the Repurchase Proposal, the proposed general mandate for Directors to issue new Shares, the proposed extension of the general mandate to issue new Shares and the proposed re-election of retiring Directors are all in the best interest of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of such resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
SONG Lin
Chairman

This appendix serves as an explanatory statement, as required by the Share Repurchase Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of the Repurchase Resolution.

This appendix also constitutes the memorandum as required under Section 49BA(3)(b) of the Companies Ordinance.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,324,342,120 Shares.

Subject to the passing of the Repurchase Resolution and on the basis that no further Shares will be issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 232,434,212 Shares representing not more than 10% of the issued share capital of the Company as at the Latest Practicable Date.

2. REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its shareholders. Such repurchase may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3. FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such an extent allowable under the Companies Ordinance.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2005 in the event that the power to repurchase Shares pursuant to the Repurchase Proposal was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the power to repurchase Shares pursuant to the Repurchase Proposal to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the Latest Practicable Date were as follows:–

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
May 2005	11.35	10.40
June 2005	12.10	10.65
July 2005	13.00	11.55
August 2005	13.05	11.95
September 2005	13.20	12.20
October 2005	12.90	11.25
November 2005	14.00	11.40
December 2005	14.50	13.15
January 2006	16.95	13.75
February 2006	17.40	16.05
March 2006	17.80	15.85
April 2006	17.75	15.40
May 2006 (up to the Latest Practicable Date)	17.90	16.75

5. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Proposal if such is approved by the shareholders of the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or its subsidiaries, or have undertaken not to do so, in the event that the Repurchase Proposal is approved by the shareholders of the Company.

6. TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Proposal, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, China Resources National Corporation, the ultimate holding company of the Company, is interested in 1,227,862,380 Shares (representing approximately 52.83% of the total issued share capital of the Company as at the Latest Practicable Date). In the event that the Directors exercise in full the power to repurchase Shares under the Repurchase Proposal, then (if the present shareholdings remains the same) the attributable interest of China Resources National Corporation would be increased to approximately 58.70% of the issued share capital of the Company.

The Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases made under the Repurchase Proposal. In the event that the Repurchase Proposal is exercised in full, the number of Shares held by the public would not fall below 25%.

7. SHARES REPURCHASE MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

The following are the particulars of the eight Directors proposed to be re-elected at the Annual General Meeting to be held on 2 June 2006:

Mr. SONG Lin

Mr. SONG Lin, aged 43, has been an Executive Director since November 2001 and was appointed Chairman of the Group in December 2004. He is the President and a director of China Resources (Holdings) Company Limited and China Resources National Corporation. The former is the immediate holding company of the Company and the later is the ultimate holding company of the Company. He is also the Chairman and an executive director of China Resources Power Holdings Company Limited and China Resources Land Limited and was previously the Chairman and an executive director of China Resources Logic Limited, all the said companies are listed companies in Hong Kong and subsidiaries of China Resources (Holdings) Company Limited. Mr. SONG is also an independent non-executive director of Geely Automobile Holdings Limited, a listed company in Hong Kong. Mr. SONG is also the Deputy Chairman of China Vanke Co., Ltd., which is a listed company in China. Mr. SONG has extensive experience in corporate management and is currently responsible for the overall business development and strategic planning of the Group's business. Mr. Song holds a Bachelor's degree in Mechanics from the University of Tong Ji in Shanghai, China. He joined China Resources (Holdings) Company Limited in 1985.

Mr. SONG has no fixed term of service with the Company. He will be subject to rotational retirement and re-election requirements at annual general meetings pursuant to the articles of association of the Company. Mr. SONG is entitled to a monthly remuneration of HK$141,692, an extra month's pay as fixed bonus, a discretionary bonus as approved by the Compensation Committee of the Board from time to time with reference to his duties and responsibility with the Company, the Company's performance and the current market situation and is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June 2005, it was approved that the Directors' fee for the year ended 31 December 2005 shall be HK$50,000 per annum. As at the Latest Practicable Date, Mr. SONG has personal interest in 1,800,000 Shares and is deemed to have interest in 200,000 Shares and share options to subscribe for 200,000 Shares held by his spouse within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclose above, Mr. SONG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. CHEN Shulin

Mr. CHEN Shulin, aged 52, has been an Executive Director since December 1998 and was appointed Managing Director of the Group in March 2005. He is also a director and Vice President of China Resources (Holdings) Company Limited and China Resources National Corporation. The former is the immediate holding company of the Company and the later is the ultimate holding company of the Company. Mr. CHEN is also the Chairman of Ng Fung Hong Limited and China Resources Textiles (Holdings) Company Limited, both companies are wholly-owned subsidiaries of the Company. Prior to joining China Resources (Holdings) Company Limited, Mr. CHEN was a senior official with the MOFTEC (the Ministry of Commerce) and a commercial attaché in Australia and New Zealand. He obtained his Bachelor's degree from Beijing Foreign Languages Institute, China and an MBA degree from Victoria University, New Zealand.

Mr. CHEN has no fixed term of service with the Company. He will be subject to rotational retirement and re-election requirements at annual general meetings pursuant to the articles of association of the Company. Mr. CHEN is entitled to a monthly remuneration of HK$134,231, an extra month's pay as fixed bonus, a discretionary bonus as approved by the Compensation Committee of the Board from time to time with reference to his duties and responsibility with the Company, the Company's performance and the current market situation and is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June 2005, it was approved that the Directors' fee for the year ended 31 December 2005 shall be HK$50,000 per annum. As at the Latest Practicable Date, Mr. CHEN has personal interest in 2,412,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclose above, Mr. CHEN has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. KEUNG Chi Wang, Ralph

Mr. KEUNG Chi Wang, Ralph, aged 50, has been appointed as Group Finance Director since 1996 and was appointed Deputy Managing Director in May 2000. He oversees the Group's finance and treasury function, legal and secretarial function as well as corporate merger and acquisition activities. He is also a non-executive director of China Resources Cement Holdings Limited and was previously the non-executive director of China Resources Land Limited, both companies are listed companies in Hong Kong and subsidiaries of the immediate holding company of the Company. Mr. KEUNG graduated from the Hong Kong Polytechnic (now known as Hong Kong Polytechnic University) and is a fellow member of the Association of Chartered Certified Accountants and a member of the Hong Kong Institute of Certified Public Accountants. He has over 20 years of experience in auditing, accounting and corporate finance. He joined the Group in September 1994.

Mr. KEUNG has no fixed term of service with the Company. He will be subject to rotational retirement and re-election requirements at annual general meetings pursuant to the articles of association of the Company. Mr. KEUNG is entitled to a monthly remuneration of HK$193,000, an extra month's pay as fixed bonus, a discretionary bonus as approved by the Compensation Committee of the Board from time to time with reference to his duties and responsibility with the Company, the Company's performance and the current market situation and is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June 2005, it was approved that the Directors' fee for the year ended 31 December 2005 shall be HK$50,000 per annum. As at the Latest Practicable Date, Mr. KEUNG has personal interest in 1,166,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclose above, Mr. KEUNG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. KWONG Man Him

Mr. KWONG Man Him, aged 41, was appointed as a Deputy Managing Director on 10 March 2006. Mr. KWONG has been appointed as an executive Director since 2002. He is in charge of the Company's corporate planning and development, and manages the Company's investor and public relations. Mr. KWONG has a Bachelor of Science degree from the University of Hong Kong and an MBA degree from the Chinese University of Hong Kong. He is a fellow member of the CPA Australia and the Hong Kong Institute of Certified Public Accountants. He is also a member of the Hong Kong Securities Institute.

Mr. KWONG has no fixed term of service and is subject to rotational retirement at annual general meeting of the Company in accordance with the Company's Articles of Association. Mr. KWONG is entitled to a monthly remuneration of HK$186,000, an extra month's pay as fixed bonus, a discretionary bonus as approved by the Compensation Committee of the Board from time to time with reference to his duties and responsibility with the Company, the Company's performance and the current market situation and is entitled to the Directors' fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June 2005, it was approved that the Directors' fee for the year ended 31 December 2005 shall be HK$50,000 per annum. As at the Latest Practicable Date, Mr. KWONG has personal interest in 1,194,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclose above, Mr. KWONG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. HOUANG Tai Ninh

Mr. HOUANG Tai Ninh, aged 52, has been an independent non-executive Director since 1988. He is also a Director of Forcon Investments Limited. Mr. HOUANG obtained his Bachelor of Business Studies degree from the Polytechnic of North Staffordshire in the United Kingdom.

Mr. HOUANG has no fixed term of service with the Company. He will be subject to rotational retirement and re-election requirements at annual general meetings pursuant to the articles of association of the Company. The Director's fee payable to Mr. HOUANG as independent non-executive Director is determined by shareholders of the Company in annual general meeting. At the annual general meeting of the Company held on 2 June 2005, it was approved that the directors' fee for the year ended 31 December 2005 be determined at HK$140,000 for each independent non-executive Director which were determined with reference to his duties and responsibility with the Company, the Company's performance and the current market situation. Mr. HOUANG did not receive other emoluments for the year ended 31 December 2005. As at the Latest Practicable Date, Mr. HOUANG has personal interest in share options to subscribe for 200,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclose above, Mr. HOUANG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. WANG Shuaiting

Mr. WANG Shuaiting, aged 50, was appointed as a non-executive Director on 10 March 2006. He is a director and Vice President of China Resources (Holdings) Company Limited and China Resources National Corporation. The former is the immediate holding company of the Company and the later is the ultimate holding company of the Company. He is also the vice chairman and chief executive officer of China Resources Power Holdings Company Limited which is a listed company in Hong Kong and a subsidiary of China Resources (Holdings) Company Limited.

Mr. WANG has no fixed term of service with the Company. He will be subject to rotational retirement and re-election requirements at annual general meetings pursuant to the articles of association of the Company. As a non-executive Director, Mr. WANG is entitled to the Director's fee as determined by shareholders at its annual general meeting. At the Company's annual general meeting held on 2 June 2005, it was approved that the Directors' fee for the year ended 31 December 2005 shall be HK$50,000 per annum. As at the Latest Practicable Date, Mr. WANG has personal interest in 30,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclose above, Mr. WANG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Dr. LI Ka Cheung, Eric

Dr. LI Ka Cheung, Eric, aged 52, has been an independent non-executive Director since March 2003. He is Senior Partner of Li, Tang, Chen & Co., Certified Public Accountants (Practising), Board Member of the International Federation of Accountants, member of the Tenth National Committee of Chinese People's Political Consultative Conference and former member of the Legislative Council of the Hong Kong SAR. He holds a directorship in a number of listed companies, such as Sun Hung Kai Properties Limited, Hang Seng Bank Limited, SmarTone Telecommunications Holdings Limited, Transport International Holdings Limited (formerly known as The Kowloon Motor Bus Holdings Limited), Wong's International (Holdings) Limited, CATIC International Holdings Limited, RoadShow Holdings Limited, Sinochem Hong Kong Holdings Limited, as well as Strategic Global Investments plc.

Dr. LI has no fixed term of service with the Company. He will be subject to rotational retirement and re-election requirements at annual general meetings pursuant to the articles of association of the Company. The Director's fee payable to Dr. LI as independent non-executive Director is determined by shareholders of the Company in annual general meeting. At the annual general meeting of the Company held on 2 June 2005, it was approved that the Directors' fee for the year ended 31 December 2005 be determined at HK$140,000 for each independent non-executive Director which were determined with reference to his duties and responsibility with the Company, the Company's performance and the current market situation. Dr. LI did not receive other emoluments for the year ended 31 December 2005. As at the Latest Practicable Date, Dr. LI has personal interest in share options to subscribe for 200,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclose above, Dr. LI has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

Mr. CHENG Mo Chi

Mr. CHENG Mo Chi, aged 56, was appointed as an independent non-executive Director on 21 November 2005. He has over 30 years experience in the legal profession and is currently the Senior Partner of P.C. Woo & Co., and is currently the independent non-executive director of Beijing Capital International Airport Company Limited, China COSCO Holdings Company Limited, China Mobile (Hong Kong) Limited, Liu Chong Hing Investment Limited and Shui On Construction and Materials Limited and the non-executive director of City Telecom (H.K.) Limited, Guangdong Investment Limited, Galaxy International Group Limited (formerly known as K. Wah Construction Materials Limited), Kader Holdings Company Limited and Tian An China Investments Company Limited. Mr. CHENG is also active in

various sectors of the Hong Kong society. Some of his major appointments include the Chairman of the Main Board Listing Committee and the GEM Listing Committee of the Stock Exchange, and the Honorary President and Founding Chairman of the Hong Kong Institute of Directors, the Chairman of the Council and Court of Hong Kong Baptist University and member of the Education Commission.

Mr. CHENG was previously the independent non-executive director of COL Capital Limited, Kingway Brewery Holdings Limited, Quality HealthCare Asia Limited and Stockmartnet Holdings Limited and the non-executive Director of Pokfulam Development Company Limited.

Mr. CHENG has no fixed term of service with the Company. He will be subject to rotational retirement and re-election requirements at annual general meetings pursuant to the articles of association of the Company. The Director's fee payable to Mr. CHENG as independent non-executive Director is determined by shareholders of the Company in annual general meeting. At the annual general meeting of the Company held on 2 June 2005, it was approved that the Directors' fee for the year ended 31 December 2005 be determined at HK$140,000 for each independent non-executive Director which were determined with reference to his duties and responsibility with the Company, the Company's performance and the current market situation. Mr. CHENG did not receive other emoluments for the year ended 31 December 2005. As at the Latest Practicable Date, Mr. CHENG does not have any interest in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclose above, Mr. CHENG has confirmed that there are no other matters relating to his re-election that need to be brought to the attention of the shareholders and there is no other information which is required to be disclosed pursuant to rule 13.51(2) of the Listing Rules.

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Friday, 2 June 2006 at 3:30 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2005.

2. To declare a final dividend.

3. To re-elect retiring Directors and to fix the fees for all Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$1.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Directors of the Company are authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company."

6. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$1.00 each in the capital of the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period (as hereinafter defined) to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than (i) a Rights Issue (as hereinafter defined); (ii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; (iii) an issue of shares upon the exercise of the subscription or conversion rights under the terms of any warrants or any securities of the Company which are convertible into shares of the Company; or (iv) an issue of shares as scrip dividends pursuant to the Articles of Association of the

Company from time to time, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution,

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting of the Company; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to the holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong applicable to the Company)."

7. As special business, to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** subject to the passing of the resolution as proposed under items nos.5 and 6 set out in the notice convening this meeting, the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to the resolution as proposed under item no.6 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to the resolution as proposed under item no.5 set out in the notice

convening this meeting, provided that such amount of shares so repurchased shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the said Resolution."

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 10 May 2006

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 39th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. With regard to item no.2 in this notice, the Board of Directors of the Company recommends a final dividend of HK$0.25 per ordinary share payable on or about 16 June 2006. The register of members of the Company will be closed from Monday, 29 May 2006 to Friday, 2 June 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at 26/F, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Friday, 26 May 2006.

4. With regard to item no.3 in this notice, the Board of Directors of the Company proposes that eight retiring Directors, namely Mr. SONG Lin, Mr. CHEN Shulin, Mr. KEUNG Chi Wang, Ralph, Mr. KWONG Man Him, Mr. WANG Shuaiting, Mr. HOUANG Tai Ninh, Dr. LI Ka Cheung, Eric and Mr. CHENG Mo-chi who shall be eligible for re-election, be re-elected as Directors of the Company. Details of these Directors are set out in the appendix II of the circular to shareholders dated 10 May 2006. The Board of Directors of the Company recommends to the shareholders that the Directors' fee for the year ending 31 December 2006 shall be determined at HK$50,000 per annum for each executive and non-executive Director and HK$140,000 per annum for each independent non-executive Director, pro-rated, where appropriate, and payable in December, 2006.

之決議案授予本公司董事局配發、發行及處理額外股份之一般授權，惟該購回股份之數額不得超過於上述決議案獲通過之日本公司之已發行股本面值總額之10%。」

承董事局命
秘書
李業華

香港，二零零六年五月十日

附註：

1. 凡有權出席大會及於會上投票之股東均有權委任一名或多名代表代其出席，並於投票表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之副本，須於大會指定舉行時間48小時前送達本公司之註冊辦事處，地址為香港灣仔港灣道26號華潤大廈39樓，方為有效。

3. 就本通告第2項而言，本公司董事局建議於二零零六年六月十六日或前後派發末期股息每股普通股港幣0.25元。本公司將於二零零六年五月二十九日（星期一）至二零零六年六月二日（星期五）（首尾兩天包括在內）暫停辦理股份過戶登記手續。股東如欲領取擬派發之末期股息，務請將所有過戶文件連同有關之股票，於二零零六年五月二十六日（星期五）下午四時三十分前交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。

4. 就本通告第3項而言，本公司董事局擬建議重選八位合資格膺選連任之退任董事宋林先生、陳樹林先生、姜智宏先生、鄺文謙先生、王帥廷先生、黃大寧先生、李家祥博士及鄭慕智先生為本公司之董事。有關該等董事之詳情，載於本公司二零零六年五月十日致股東的通函附錄二。本公司董事局向股東建議，截至二零零六年十二月三十一日止年度各執行董事及非執行董事之袍金為每年港幣50,000元，而各獨立非執行董事之袍金則為每年港幣140,000元，有關袍金將於二零零六年十二月支付（如適用時按比例支付）。

權或換股權而發行股份；或(iv)依據本公司不時之公司組織章程細則就以股代息計劃發行股份）不得超過於本決議案通過當日本公司已發行股本面值總額之20%；上述批准亦須受此數額限制；及

(d) 就本決議案而言，

「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日；及

「供股」乃指本公司董事局於所定期間內根據於某一指定記錄日期名列股東名冊之股東於該日之持股比例向彼等提出之供股建議（惟本公司董事局有權就零碎股權或適用於本公司之香港以外任何地區之法律限制或責任或任何認可管制機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排）。」

7. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

普通決議案

「**動議**待召開本大會之通告所載之第5及第6項決議案獲通過後，藉加入相當於本公司根據召開本大會之通告所載之第5項之決議案之授權所購回本公司股本中之股份面值總額之數額，以擴大根據召開本大會之通告所載之第6項

(c) 就本決議案而言，「有關期間」乃指由本決議案獲通過當日起至下列三者中較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 法例規定本公司須召開下屆股東週年大會之期限屆滿之日；及

(iii) 股東於本公司股東大會上通過普通決議案撤回或修訂本決議案所述之授權之日。」

6. 作為特別事項，考慮並在認為適當時，通過下列決議案為普通決議案：

普通決議案

「**動議**：

(a) 在下文(c)段之規限下及遵照公司條例第57B條，一般及無條件批准本公司董事局於有關期間（定義見下文）內行使本公司所有權力以配發、發行及處理本公司股本中每股面值港幣1.00元之額外股份，以及作出或授出需要或可能需要行使該項權力之售股建議、協議及購股權（包括可兌換本公司股份之票據、認股權證及債券）；

(b) 上文(a)段所述之批准授權本公司董事局於有關期間（定義見下文）內作出或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議及期權（包括可兌換本公司股份之票據、認股權證及債券）；

(c) 本公司董事局依據上文(a)段所載批准而配發或有條件或無條件同意配發（不論是否依據期權或其他原因配發）及發行之股本面值總額（但不包括(i)供股（定義見下文）；(ii)依據任何當時經已採納可授予或發行本公司股份或購股權之購股權計劃或其他類似安排而發行股份；(iii)依據本公司任何認股權證或可轉換為本公司股份之證券之條款而行使認購

華潤創業有限公司
China Resources Enterprise, Limited
(於香港註冊成立的有限公司)
(股份代號:291)

股東週年大會通告

茲通告本公司謹訂於二零零六年六月二日星期五下午三時三十分,假座香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會,以便處理下列事項:

1. 省覽及考慮截至二零零五年十二月三十一日止年度已審核之財務報告與董事局及核數師報告。

2. 宣佈派發末期股息。

3. 重選退任董事及釐定所有董事之袍金。

4. 續聘核數師及授權董事局釐定其酬金。

5. 作為特別事項,考慮並在認為適當時,通過下列決議案為普通決議案:

普通決議案

「**動議**:

(a) 在下文(b)段之規限下,一般及無條件批准本公司董事局於有關期間(定義見下文)內,按照及受約於所有適用法例及香港聯合交易所有限公司(「聯交所」)證券上市規則或任何其他證券交易所不時修訂之規定,行使本公司所有權力於聯交所或本公司之證券可能上市及經證券及期貨事務監察委員會及聯交所認為可作此用途之任何其他證券交易所,購回本公司股本中每股面值港幣1.00元之股份;

(b) 根據上文(a)段之批准,本公司董事局獲授權可購回之本公司股份面值總額不得超過於本決議案獲通過當日本公司之已發行股本面值總額之10%,而上述批准亦須受此數額限制;及

資有限公司。鄭先生活躍於香港社會各界，所擔當的主要公職包括身兼聯交所主板上市委員會和創業板上市委員會的主席、香港董事學會的榮譽會長及創會主席、香港浸會大學校董會主席及教育統籌委員會委員。

鄭先生曾任中國網絡資本有限公司、金威啤酒集團有限公司、卓健亞洲有限公司及金融社控股有限公司的獨立非執行董事及博富臨置業有限公司的非執行董事。除上文所披露外，鄭先生於過去三年內並無於其他上市公眾公司擔任任何董事職務。

鄭先生與本公司之間並無服務合約，彼於本公司並無固定服務年期，彼須受股東週年大會輪流退任及重選之規限。應付予鄭先生之獨立非執行董事之袍金由本公司股東在股東週年大會上釐定。於二零零五年六月二日召開之本公司股東週年大會，已釐定截至二零零五年十二月三十一日止年度之董事袍金為每位獨立非執行董事十四萬港元，此乃按彼於本公司之責任、本公司表現及現時市況而釐定。截至二零零五年十二月三十一日止年度，鄭先生並無獲取其他酬金。於最後實際可行日期，按證券及期貨條例第XV部之涵義，鄭先生並無於股份中擁有任何權益。

除上文所披露外，鄭先生已確認並無任何有關彼之連任須知會股東的其他事宜，以及並無須根據上市規則第13.51(2)條披露的資料。

除上文所披露外，王先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

李家祥博士

李家祥博士，52歲，於二零零三年三月獲委任為獨立非執行董事。彼為李湯陳會計師事務所高級合夥人、國際會計師聯會理事及中國人民政治協商會議第十屆全國委員會委員，並曾出任香港特別行政區立法會議員。李先生亦兼任多家上市公司之董事，即新鴻基地產發展有限公司，恒生銀行有限公司、數碼通電訊集團有限公司、載通國際控股有限公司（前稱九龍巴士控股有限公司）、王氏國際（集團）有限公司、中國航空技術國際控股有限公司、路訊通控股有限公司、中化香港控股有限公司以及Strategic Global Investments plc。

李先生於本公司並無固定任期，彼須根據本公司之公司組織章程細則於股東週年大會輪流退任及重選。應付予李先生之獨立非執行董事之袍金由本公司股東在股東週年大會上釐定。於二零零五年六月二日召開之本公司股東週年大會，已釐定截至二零零五年十二月三十一日止年度之董事袍金為每位獨立非執行董事十四萬港元，此乃按彼於本公司之責任、本公司表現及現時市況而釐定。截至二零零五年十二月三十一日止年度，李先生並無獲取其他酬金。於最後實際可行日期，按證券及期貨條例第XV部之涵義，李先生擁有可認購200,000股股份之購股權之個人權益。

除上文所披露外，李先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

鄭慕智先生

鄭慕智先生，56歲，於二零零五年十一月二十一日獲委任為獨立非執行董事。彼從事法律工作逾30年，現任胡百全律師事務所首席合伙人，並為多家香港上市公司之獨立非執行董事，即北京首都國際機場股份有限公司、中國遠洋控股有限公司、中國移動（香港）有限公司、廖創興企業有限公司及瑞安建業有限公司，以及多家香港上市公司之非執行董事，即城市電訊（香港）有限公司、粵海投資有限公司、銀河娛樂集團有限公司（前稱嘉華建材有限公司）、開達集團有限公司及天安中國投

黃大寧先生

黃大寧先生，52歲，於一九八八年獲委任為獨立非執行董事。彼並為科康投資有限公司之董事。黃先生於英國北斯塔弗德什爾理工學院取得商科學士學位。

黃先生於本公司並無固定任期，彼須根據本公司之公司組織章程細則於股東週年大會輪流退任及重選。應付予黃先生之獨立非執行董事之袍金由本公司股東在股東週年大會上釐定。於二零零五年六月二日召開之本公司股東週年大會，已釐定截至二零零五年十二月三十一日止年度之董事袍金為每位獨立非執行董事十四萬港元，此乃按彼於本公司之責任、本公司表現及現時市況而釐定。截至二零零五年十二月三十一日止年度，黃先生並無獲取其他酬金。於最後實際可行日期，按證券及期貨條例第XV部之涵義，黃先生擁有可認購200,000股股份之購股權之個人權益。

除上文所披露外，黃先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

王帥廷先生

王帥廷先生，50歲，於二零零六年三月十日獲委任為本公司非執行董事，彼為華潤（集團）有限公司及中國華潤總公司之董事及副總經理，前者為本公司直接控股公司，後者為本公司最終控股公司。彼並為華潤電力控股有限公司的副主席兼首席執行官，該公司為香港上市公司及華潤（集團）有限公司的附屬公司。

王先生於本公司並無固定任期，彼須根據本公司之公司組織章程細則於股東週年大會輪流退任及重選。作為非執行董事，王先生有權收取股東於股東週年大會釐定之董事袍金。於二零零五年六月二日舉行之本公司股東週年大會上，截至二零零五年十二月三十一日止年度之董事袍金獲批准為每年港幣50,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，王先生擁有30,000股股份之個人權益。

姜先生於本公司並無固定任期，彼須根據本公司之公司組織章程細則於股東週年大會輪流退任及重選。姜先生有權收取每月薪金港幣193,000元、額外一個月薪金之定額花紅、董事局薪酬委員會不時批准之酌情花紅（此乃按彼於本公司之責任、本公司表現及市況而釐定）及股東於股東週年大會釐定之董事袍金。於二零零五年六月二日舉行之本公司股東週年大會上，截至二零零五年十二月三十一日止年度之董事袍金獲批准為每年港幣50,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，姜先生擁有1,166,000股股份之個人權益。

除上文所披露外，姜先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

鄺文謙先生

鄺文謙先生，41歲，於二零零六年三月十日獲委任為副董事總經理，鄺先生於於二零零二年二月起獲委任為執行董事。彼負責本公司之企業策劃及發展，並負責本公司與投資者及公眾關係。鄺先生擁有香港大學理學士學位及香港中文大學工商管理碩士學位，彼為澳洲會計師公會及香港會計師公會之資深會員，彼亦為香港証券學院之會員。

鄺先生於本公司並無固定任期，彼須根據本公司之公司組織章程細則於股東週年大會輪流退任及重選。鄺先生有權收取每月薪金港幣186,000元、額外一個月薪金之定額花紅、董事局薪酬委員會不時批准之酌情花紅（此乃按彼於本公司之責任、本公司表現及市況而釐定）及股東於股東週年大會釐定之董事袍金。於二零零五年六月二日舉行之本公司股東週年大會上，截至二零零五年十二月三十一日止年度之董事袍金獲批准為每年港幣50,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，鄺先生擁有1,194,000股股份之個人權益。

除上文所披露外，鄺先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

陳樹林先生

陳樹林先生，52歲，於一九九八年十二月獲委任為執行董事，並於二零零五年三月獲委任為本集團董事總經理。彼為華潤（集團）有限公司及中國華潤總公司之董事及副總經理，前者為本公司直接控股公司，後者為本公司最終控股公司。陳先生亦為五豐行有限公司及華潤紡織（集團）有限公司之董事長，該兩間公司均為本公司全資附屬公司。陳先生在加入華潤（集團）有限公司前，曾任外經貿部（現稱商務部）官員，並先後為中國駐澳洲及新西蘭商務代表，彼持有中國北京外國語學院學士學位及新西蘭維多利亞大學工商管理碩士學位。

陳先生於本公司並無固定任期，彼須根據本公司之公司組織章程細則於股東週年大會輪流退任及重選。陳先生有權收取每月薪金港幣134,231元、額外一個月薪金之定額花紅、董事局薪酬委員會不時批准之酌情花紅（此乃按彼於本公司之責任、本公司表現及市況而釐定）及股東於股東週年大會釐定之董事袍金。於二零零五年六月二日舉行之本公司股東週年大會上，截至二零零五年十二月三十一日止年度之董事袍金獲批准為每年港幣50,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，陳先生擁有2,412,000股股份之個人權益。

除上文所披露外，陳先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

姜智宏先生

姜智宏先生，50歲，於一九九六年獲委任為本集團財務董事，並於二零零零年五月提任為副董事總經理。彼現時掌管本集團財務及庫務、法律及企業秘書職能以及收購合併活動。姜先生並為華潤水泥控股有限公司之非執行董事及曾任華潤置地有限公司之非執行董事，該兩間公司均為香港上市公司及本公司直接控股公司之附屬公司。彼畢業於香港理工學院（現為香港理工大學），為特許公認會計師公會之資深會員及香港會計師公會之會員。彼具有逾二十年核數、會計及企業融資工作方面之經驗。彼於一九九四年九月年加入本集團。

下文載列將於二零零六年六月二日舉行之股東週年大會上動議重選的八位董事之詳情:

宋林先生

宋林先生，四十三歲，於二零零一年十一月獲委任為執行董事，並於二零零四年十二月獲委任為本集團主席。彼為華潤（集團）有限公司及中國華潤總公司之總經理及董事，前者為本公司直接控股公司，後者為本公司最終控股公司。彼亦為華潤電力控股有限公司及華潤置地有限公司之主席及執行董事及曾任華潤勵致有限公司之主席及執行董事，上述公司均為香港上市公司及華潤（集團）有限公司之附屬公司。宋先生亦為香港上市公司吉利汽車控股有限公司之獨立非執行董事。宋先生亦為萬科企業股份有限公司之副董事長，該公司為國內上市公司。宋先生擁有豐富的企業管理經驗，現負責本集團之整體業務發展與策略部署。宋先生持有中國上海同濟大學力學學士學位。彼於一九八五年加入華潤（集團）有限公司。

宋先生於本公司並無固定任期，彼須根據本公司之公司組織章程細則於股東週年大會輪流退任及重選。宋先生有權收取每月薪金港幣141,692元、額外一個月薪金之定額花紅、董事局薪酬委員會不時批准之酌情花紅（此乃按彼於本公司之責任、本公司表現及市況而釐定）及股東於股東週年大會釐定之董事袍金。於二零零五年六月二日舉行之本公司股東週年大會上，截至二零零五年十二月三十一日止年度之董事袍金獲批准為每年港幣50,000元。於最後實際可行日期，按證券及期貨條例第XV部之涵義，宋先生擁有1,800,000股股份之個人權益及被視為擁有其配偶所持有的200,0000股股份及可認購200,000股股份之購股權。

除上文所披露外，宋先生已確認，並無有關彼連任之任何其他事宜須知會股東，以及並無其他須根據上市規則第13.51(2)條披露的資料。

6. 收購守則

倘按照購回建議行使權力購回股份時，股東在本公司之投票權所佔權益比例增加，則就收購守則第32條而言，該項增加將作為一項收購處理。因此，一位股東或一致行動之多位股東會取得或鞏固其於本公司之控制權，並須遵照收購守則第26及32條提出強制性收購建議。

於最後實際可行日期，本公司之最終控股公司中國華潤總公司持有1,227,862,380股股份（於最後實際可行日期佔本公司之已發行股本約52.83%）。倘董事會根據購回股份建議全面行使權力購回股份，在現在持股情況保持不變下，中國華潤總公司於本公司之應佔權益將增至本公司已發行股本約58.70%。

董事會並無獲悉任何根據購回建議進行之任何購回將會導致產生根據收購守則之任何後果。倘全面行使購回建議，則公眾人士持有之股份數目將不少於25%。

7. 本公司購回股份

在最後實際可行日期前六個月，本公司並無在聯交所或其他地方購回任何股份。

4. 股份價格

在最後實際可行日期前十二個月，股份在聯交所買賣之每月最高及最低成交價如下：

	股份	
	最高價	最低價
	港元	*港元*
二零零五年五月	11.35	10.40
二零零五年六月	12.10	10.65
二零零五年七月	13.00	11.55
二零零五年八月	13.05	11.95
二零零五年九月	13.20	12.20
二零零五年十月	12.90	11.25
二零零五年十一月	14.00	11.40
二零零五年十二月	14.50	13.15
二零零六年一月	16.95	13.75
二零零六年二月	17.40	16.05
二零零六年三月	17.80	15.85
二零零六年四月	17.75	15.40
二零零六年五月(直至最後實際可行日期)	17.90	16.75

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力購回股份時，只要有關規則及法例適用，彼等將根據該購回決議案及按照上市規則及香港適用法例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)彼等之聯繫人士有意於股東批准購回建議後出售任何股份予本公司或其附屬公司。

本公司並無接獲關連人士(按上市規則之定義)通知，表示彼等現擬在股東批准購回建議後出售股份予本公司或其附屬公司，或已承諾不會向本公司或其附屬公司出售股份。

本附錄為說明文件，乃遵照股份購回規則而發出，旨在向　閣下提供所需資料，以供　閣下考慮有關批准本公司最多購回在購回決議案通過當日本公司已發行股本10%的股份之建議。

本附錄亦構成公司條例第49BA(3)(b)條所規定之備忘錄。

1. 股本

於最後實際可行日期，本公司之已發行股本為2,324,342,120股股份。

在購回決議案獲通過之規限下，並按在股東週年大會舉行前並無再發行或購回股份之基準，本公司根據購回建議將獲准購回最多232,434,212股股份，佔本公司於最後實際可行日期之已發行股本不超逾10%。

2. 購回之理由

董事會相信，購回建議乃符合本公司及其股東之最佳利益。視乎當時市場情況及資金安排而定，該項購回可提高本公司每股股份之資產淨值及／或盈利，並僅於董事會認為該項購回將有利於本公司及其股東時方會進行。

3. 用以購回之資金

本公司在購回股份時，僅可運用根據本公司之公司組織章程大綱及細則與香港公司法例可供合法作此用途之資金。公司法例規定，於購回股份時而償還之股本必須在公司法例准許下由本公司可供分派之溢利及／或用於購回股份而發行新股之款額支付。

倘在建議之購回期間內任何時間須全面實施購回建議，則可能會對本公司之營運資金或資本負債比率有不利影響（相對截至二零零五年十二月三十一日止年度年報內所載經審核賬目所披露之情況而言）。然而，董事會不擬行使購回建議購回股份以致董事會認為本公司宜不時具備之營運資金或資本負債比率因此而受到重大不利影響。

須予採取之行動

隨附本通函有股東週年大會適用之代表委任表格。無論　閣下能否出席會議，均務請盡早將隨附之代表委任表格按印備之指示填妥交回，無論如何最遲須於股東週年大會指定舉行時間48小時前送達。　閣下在填交代表委任表格後，屆時仍可親自出席會議及於會上投票。

要求投票表決之權利

根據本公司組織章程細則之細則第60條，於股東週年大會上提呈之決議案須以舉手方式決定，除非上市規則或任何其他適用法例、規則或規例不時規定須予表決或除非（於公佈舉手表決結果之時或之前）下列人士要求以投票表決方式：

(a) 主席；或

(b) 不少於五名親自出席或委派代表出席並有權於大會上投票的股東；或

(c) 親自出席或委派代表出席的任何一名或多於一名股東，佔全體有權在大會上表決的股東的總表決權不少於十分之一；或

(d) 親自出席或委派代表出席的任何一名或多於一名股東，持有授予在大會上表決權利的股份，而該等股份已繳付的總款額乃相等於不少於授予該表決權的全部股份已繳總款額的十分之一。

推薦建議

董事相信，購回授權、建議授予董事一般授權發行新股份、建議擴大一般授權以發行新股份及建議重選退任董事事宜，皆符合本公司及其股東之最佳利益。故此，董事建議所有股東投票贊成將於股東週年大會上提呈之該等決議案。

此致

列位股東　台照

主席
宋林
謹啟

香港，二零零六年五月十日

回決議案，尋求　閣下批准重新給予董事會一般授權購回股份。本文件之附錄一載有根據股份購回規則之規定須提供有關購回建議所需資料之說明文件。

發行股份之一般授權

股東週年大會上將會提呈兩項普通決議案，分別向董事授出一般授權以配發、發行及處理不超過本公司於該項決議案通過當日已發行股本20%的股份（根據最後實際可行日期本公司之已發行股本2,324,342,120股計算及假設該已發行股本於決議案獲通過日期維持不變，即464,868,424股股份），並在此項授予董事之一般授權當中，加上在授出一般授權以購回股份後，代表本公司所實際購回的股份面值總額之股份，惟該等購回股份以購回決議案通過日期之已發行股本10%為限。

重選退任董事

於最後實際可行日期，本公司之執行董事包括宋林先生、陳樹林先生、姜智宏先生、王群先生、劉百成先生及鄺文謙先生；本公司之非執行董事包括喬世波先生、閻飈先生、蔣偉先生、謝勝喜先生及王帥廷先生；及本公司之獨立非執行董事包括陳普芬博士、黃大寧先生、李家祥博士及鄭慕智先生。

根據本公司組織章程細則第110條，宋林先生、陳樹林先生、姜智宏先生、鄺文謙先生、黃大寧先生及李家祥博士將於股東週年大會退任並提出膺選連任。根據本公司組織章程細則第115條，王帥廷先生及鄭慕智先生任期直至股東週年大會為止並可於股東週年大會膺選連任。建議於股東週年大會上膺選連任董事之詳情載於本通函附錄二。

股東週年大會

本通函第十五頁至第十八頁載有召開股東週年大會之通告。

於股東週年大會上，將向股東提呈決議案，以於股東週年大會上考慮普通事項，包括重選退任董事，及於股東週年大會上考慮特別事項，即提呈普通決議案批准購回建議，授予董事一般授權發行新股份及擴大一般授權以發行新股份。

華潤創業有限公司
China Resources Enterprise, Limited
（於香港註冊成立的有限公司）
（股份代號：291）

董事：
執行董事：
宋林 *（主席）*
陳樹林 *（董事總經理）*
姜智宏 *（副董事總經理）*
王群 *（副董事總經理）*
劉百成 *（副董事總經理）*
鄺文謙 *（副董事總經理）*

非執行董事：
喬世波
閻飈
蔣偉
謝勝喜
王帥廷

獨立非執行董事：
陳普芬
黃大寧
李家祥
鄭慕智

公司秘書：
李業華

註冊辦事處：
香港
灣仔
港灣道26號
華潤大廈
39樓

敬啟者：

購回及發行股份之
一般授權
及
重選退任董事之建議
及
股東週年大會通告

購回股份之一般授權

本公司於二零零五年六月二日舉行之股東週年大會上授予本公司董事會購回本公司股份之一般授權，即將於股東週年大會結束時失效。因此，於股東週年大會上將提呈購

「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則及股份購回守則
「港元」	指	港元
「%」	指	百分比

在本文件內，除文義另有所指外，下列詞語具有以下涵義:

「股東週年大會」	指	本公司將於二零零六年六月二日星期五下午三時三十分在香港灣仔港灣道26號華潤大廈50樓舉行之股東週年大會，大會通告載於本通函的第十五頁至第十八頁
「本公司」	指	華潤創業有限公司，根據公司條例於香港註冊成立之有限公司
「公司條例」	指	公司條例(香港法例第三十二章)
「董事」	指	本公司董事
「集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零六年五月八日，即本文件付印前之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則
「購回建議」	指	向董事授出一般授權以行使本公司權力於購回決議案所載之期間購回本公司於購回決議案通過當日之已發行股本10%之股份之建議
「購回決議案」	指	股東週年大會通告第五項所指之普通決議案
「證券及期貨條例」	指	證券及期貨條例(香港法例第五百七十一章)
「股份」	指	本公司股本中每股面值港幣1.00元之股份
「股份購回規則」	指	上市規則當中有關監管該等以聯交所作為第一上市地位的公司在聯交所購回本身證券的規則

此乃要件　請即處理

閣下如對本通函任何部份或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之華潤創業有限公司股份全部**售出**，應立即將本通函連同隨附此通函之代表委任表格送交買主或經手買賣之銀行、股票經紀或其他代理，以便轉交買主。

華潤創業有限公司
China Resources Enterprise, Limited
（於香港註冊成立的有限公司）
（股份代號：291）

購回及發行股份之
一般授權
及
重選退任董事之建議
及
股東週年大會通告

華潤創業有限公司（「本公司」）將於二零零六年六月二日星期五下午三時三十分在香港灣仔港灣道26號華潤大廈50樓舉行股東週年大會，股東週年大會通告載於本通函第十五頁至第十八頁。無論　閣下能否出席會議，均務請盡早將隨附之代表委任表格按印備之指示填妥交回，無論如何最遲須於股東週年大會指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後仍可親自出席大會及於會上投票。

香港，二零零六年五月十日